July 17, 2019

John Foley
Chief Executive Officer
Peloton Interactive, Inc.
125 West 25th Street
11th Floor
New York, NY 10001

       Re: Peloton Interactive, Inc.
           Amended Draft Registration Statement on Form S-1
           Submitted July 3, 2019
           CIK No. 0001639825

Dear Mr. Foley:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1 Submitted July 3, 2019

Selected Consolidated Financial and Other Data
Non-GAAP Financial Measures, page 58

1. We note your response to comment 2. Please revise to remove the reference to litigation expenses as "extraordinary" and disclose that litigation expenses consist of legal settlements and related fees for specific proceedings unrelated to your day-to-day business operations. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.
2. We note your response to comment 3 as well as your risk factor disclosure on pages 20 and 28. Your response suggests that it would be misleading to potential investors to include expenses incurred and reported in accordance with GAAP in the company's non-
 John Foley
FirstName LastNameJohn Foley
Peloton Interactive, Inc.
Comapany NamePeloton Interactive, Inc.
July 17, 2019
July 17, 2019 Page 2
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FirstName LastName
         GAAP performance measures. However, it is not yet clear to us why it is not misleading to exclude "content costs for past use" from your non-GAAP performance measures.
         Therefore, please help us better understand the nature and timing of these costs and how these amounts were determined in your go-forward agreements. In this regard, provide us with an understanding of the number of go-forward agreements you have entered into in the past and your expectation of similar agreements and payments in the future.

         Further, you have indicated that you account for music royalty fees, including content costs for past use, as a component of subscription cost of revenue in each reporting period and that the accounting for "past use costs" are not accounting errors or out-of-period accounting corrections. Rather, you suggest that they represent amounts recorded for changes in estimates. While these costs may relate to prior period estimates, excluding them from your non-GAAP measures presents your operating results as if these costs of revenue were never incurred in any period. As such, it is not clear how excluding these costs provides investors with a full understanding of your core operating results. Please explain.

         Please also provide us with the following additional information:
           The date Crescendo was introduced and utilized to create playlists from songs licensed to the Company;
           The date instructors were required to select only songs currently licensed by the
            Company, if true;
           The factors you consider in determining the liability is probable; Approximately when in the future you estimate content costs for past use will no
            longer be incurred;
           A roll-forward of your reserve for content costs for past use for each period presented;
            and,
           The amount of music royalty fees recognized for each period presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 62

3. Your revised disclosure did not fully address comment 6. Please revise the following:
           Refer to the second paragraph under Improve Profitability through Scaling Content
           Platform on page 64. Provide a discussion and analysis of the GAAP measure comparable to the non-GAAP measure Subscription Contribution Margin. Your discussion and analysis of the GAAP measure should be in a location of equal or greater prominence than that of your discussion and analysis of the non-GAAP measure Subscription Contribution Margin.
           Refer to Key Operational and Business Metrics on page 66. Revise to provide equally prominent tabular disclosure of the GAAP measures comparable to Subscription
           Contribution, Subscription Contribution Margin, Adjusted EBITDA and Adjusted
           EBITDA margin.
 John Foley
FirstName LastNameJohn Foley
Peloton Interactive, Inc.
Comapany NamePeloton Interactive, Inc.
July 17, 2019
July 17, 2019 Page 3
Page 3
FirstName LastName
         See Item 10(e)(1) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance
         and Disclosure Interpretations.
4. We note your response to comment 9 that the inclusion of the calculation of the
         Company's Net Customer Acquisition Costs and the Connected Fitness Subscriber
         Lifetime Value was not intended to identify trend information. Your disclosure, however, appears to suggest otherwise. In this regard, we note your disclosure that "[a]s you expand [y]our content offering...[you] believe [you] can maintain a low Average Net
         Monthly Connected Fitness Churn, resulting in a high Connected Fitness Subscriber
         Lifetime Value," and that "[you] believe [you] will continue to drive rapid payback and efficiencies in Net Customer Acquisition Costs (profit)..." Please tell us how the
         Connected Fitness Subscriber Lifetime Value and Net Customer Acquisition Costs (profit)
         calculation for prior periods supports such beliefs.
Business
Our Industry and Opportunity , page 93

5. Please revise this section to discuss the substance of your response to comment 17 relating to the material assumptions and estimates underlying your calculation of TAM and SAM for each of the markets presented.
Audited Financial Statements
2. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-10

6. We note your response to comment 22. Please expand your disclosure in the notes to the audited financial statements to state you use the simplified method consistent with your response and explain the reason why the method was used. Refer to ASC 718-10-S99-1,
         SAB Topic 14.D, Certain Assumptions Used in Valuation Methods, 2. Expected Term,
         Question 6.
Commitments and Contingencies, page F-12

7. We note your response to comment 23. Please expand your disclosure to clarify that if a loss is reasonably possible and the loss or range of loss cannot be made you disclose that an estimate of the loss or range of loss cannot be made. Please refer to ASC 450-20-50 paragraphs 3 through 5.
9. Commitments and Contingencies
Legal Proceedings, page F-23

8. We note your response to comment 24 that you determined the VR Optics matter does not require disclosure because the likelihood of a material loss is remote. We also note news regarding the review of the validity of three of your patents by a review board of the U.S.
         Patent and Trademark Office. Please update your disclosure under Legal Proceedings on
 John Foley
Peloton Interactive, Inc.
July 17, 2019
Page 4
         page 108 to disclose the Trial and Appeal Board's orders in June to review the validity of the patents or advise us why you do not believe revised disclosure is necessary. Also please tell us your consideration of disclosing the class action lawsuit filed on March 29,
         2019 here or within Legal Proceedings on page 108. Reference made to U.S. District
         Court for the Central District of California case number
2:19-CV-04968.
Unaudited Interim Condensed Financial Statements
2. Summary of Significant Accounting Policies
Marketable Securities, page F-39

9. We note your response to comment 27. Please disclose the maturities of your marketable securities as required by ASC 320-10-50-3.
10. Debt and Financing Arrangements, page F-47

10. We note that your disclosure on page 82 regarding the amended and restated credit agreement. Please tell us what consideration you gave to disclosing the amended and restated credit agreement as a subsequent event.
18. Subsequent Events, page F-58

11. Please tell us your consideration of providing disclosure updating pending legal proceedings and contingencies.
       You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Bill
Thompson, Senior Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer
L pez, Staff Attorney, at (202) 551-3792 or Lilyanna Peyser, Special Counsel, at (202) 551-3222
with any other questions.



FirstName LastNameJohn Foley                                  Sincerely,
Comapany NamePeloton Interactive, Inc.
                                                              Division of
Corporation Finance
July 17, 2019 Page 4                                          Office of
Consumer Products
FirstName LastName